

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

January 15, 2010

Via Facsimile and U.S. Mail

Clark Wilson
Corporate Secretary
Green Builders, Inc.
8121 Bee Caves Road
Austin, TX 78746

   Re: Green Builders, Inc.
     Amendment No. 1 to Schedule 13E-3 filed January 11, 2010
     File No. 005-80965
     Amendment No. 1 to Schedule 14C filed January 11, 2010
     File No. 001-33408

Dear Mr. Wilson:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

General

1. We note your response to comment two in our letter dated December 15, 2009 and your disclosure on page 28 that indicates that Mr. Wilson is the shareholder who will be providing the written consent of 53.9% of the total number of shares outstanding. Please revise throughout your disclosure to clarify that the anticipated written consent will be from Mr. Clark Wilson and that no shareholder vote is required due to his controlling ownership interest. In addition, we note

       that his current ownership percentage is described as both 53.9% and 58.6%; please revise to clarify his beneficial ownership.

Questions and Answers about the Reverse/Forward Stock Split, page 4

Q. What are some of the factors that the Board considered in approving…, page 5

2. We note your response to comment 12 in our letter dated December 15, 2009. Please revise to further clarify how the second bullet supports approval of the reverse/forward stock split. Although a large number of shareholders may have acquired their common stock prior to the 2005 merger, they appear to have made a decision to invest in Green Builders as it currently exists by continuing to hold their shares.

Special Factors, page 9

Structure of the Reverse/Forward Stock Split, page 9

3. We note your response to comment 15 in our letter dated December 15, 2009 and your revised disclosure that shareholders may continue their investment by buying additional shares, if available at prices that the shareholder is willing to pay. Please revise throughout your document, including under your procedural fairness discussion on page 23, to state that shareholders may be unable to purchase additional shares at all due to the extremely limited trading volume.

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Peggy Kim
       Special Counsel
       Office of Mergers & Acquisitions

cc: Ted Gilman, Esq.
Andrews Kurth LLP